Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2007
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
May 15, 2007	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES

Press release regarding TDK’s Consolidated and Non-consolidated business results for fiscal year 2007
Summary
I. Consolidated
1) Business Results
2) Management Policies
3) Balance sheets
4) Statements of income
5) Statements of stockholders’ equity
6) Statements of cash flows
7) Summary of Significant Accounting Policies
8) Segment Information
9) Fair Value of Securities
10) Fair Value of Derivatives
11) Net income per share
12) Supplementary Information (Consolidated)

II. Non-Consolidated
1) Balance sheets
2) Statements of income
3) Statements of changes in stockholders’ equity
4) Management Changes

TDK Corporation
May 15, 2007
Contact;

TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
Consolidated results (U.S. GAAP) for FY March 2007
I. Consolidated
I-1) Summary (April 1, 2006 — March 31, 2007)

Term	FY2006		FY2007
	(April 1, 2005 - March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
Item	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	795,180	100.0	862,025	100.0	7,305,297	66,845	8.4
Operating income	60,523	7.6	79,590	9.2	674,492	19,067	31.5
Income from continuing operations before income taxes	66,103	8.3	88,665	10.3	751,398	22,562	34.1
Income from continuing operations	44,411	5.6	70,125	8.1	594,280	25,714	57.9
Net income	44,101	5.5	70,125	8.1	594,280	26,024	59.0

Total assets	923,503	—	989,304	—	8,383,932	65,801
Total stockholders’ equity	702,419	—	762,712	—	6,463,661	60,293

Per common share :
Net income / Basic	Yen 333.50		Yen 529.88		U.S.$4.49
Net income / Diluted	Yen 333.20		Yen 529.29		U.S.$4.49
Stockholders’ equity	Yen 5,310.62		Yen 5,759.18		U.S.$48.81

Capital expenditures	73,911	—	70,440	—	596,949	(3,471)	-4.7
Depreciation and amortization	58,540	7.4	65,337	7.6	553,703	6,797	11.6
Research and development	45,528	5.7	50,058	5.8	424,220	4,530	9.9
Result of financial income	3,456	—	6,825	—	57,839	3,369	97.5
Ratio of overseas production	61.7%	—	62.2%	—	—
Number of employees	53,923	—	51,614	—	—

Average rate for the period
US$=Yen	Yen 113.32		Yen 116.97
Euro=Yen	Yen 137.83		Yen 150.02
(Sales breakdown)

Term	FY2006		FY2007
	(April 1, 2005 - March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
Product	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	687,750	86.5	758,821	88.0	6,430,687	71,071	10.3
Electronic materials	180,766	22.7	199,243	23.1	1,688,500	18,477	10.2
Electronic devices	154,680	19.5	198,199	23.0	1,679,653	43,519	28.1
Recording devices	315,928	39.7	304,822	35.4	2,583,237	(11,106)	-3.5
Other electronic components	36,376	4.6	56,557	6.5	479,297	20,181	55.5
Recording media	107,430	13.5	103,204	12.0	874,610	(4,226)	-3.9

Total sales	795,180	100.0	862,025	100.0	7,305,297	66,845	8.4

Overseas sales	621,522	78.2	690,673	80.1	5,853,161	69,151	11.1
Note:
     U.S.$1=Yen 118, for convenience only.

TDK Corporation
May 15, 2007
Non-Consolidated results for FY March 2007

Term	FY2006		FY2007
	(April 1, 2005 - March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
Item	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	334,817	100.0	347,280	100.0	2,943,050	12,463	3.7
Operating income	12,635	3.8	17,647	5.1	149,550	5,012	39.7
Current income	32,350	9.7	31,774	9.1	269,271	(576)	-1.8
Net income	30,825	9.2	18,719	5.4	158,635	(12,106)	-39.3

Total assets	561,070	—	580,379	—	4,918,466	19,309
Total net assets	468,597	—	475,366	—	4,028,525	6,769

Per common share :
Net income / Basic	Yen 232.30		Yen 141.45		U.S.$1.20
Net income / Diluted	Yen 232.10		Yen 141.29		U.S.$1.20
Stockholders’ equity	Yen 3,542.02		Yen 3,589.45		U.S.$30.42

Capital expenditures	27,521	—	31,391	—	266,025	3,870	14.1
Depreciation and amortization	27,796	8.3	29,555	8.5	250,466	1,759	6.3
Research and development	26,766	8.0	28,917	8.3	245,059	2,151	8.0
Result of financial income	5,882	—	4,807	—	40,737	(1,075)	-18.3
Number of employees	5,169	—	5,202	—	—

Dividends per share	Yen 90.00		Yen 110.00		U.S.$0.93
(Sales breakdown)

Term	FY2006		FY2007
	(April 1, 2005 - March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
Product	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	295,891	88.4	318,730	91.8	2,701,093	22,839	7.7
Electronic materials	142,370	42.6	160,141	46.1	1,357,127	17,771	12.5
Electronic devices	94,911	28.3	100,245	28.9	849,534	5,334	5.6
Recording devices	34,570	10.3	28,803	8.3	244,093	(5,767)	-16.7
Other electronic components	24,038	7.2	29,540	8.5	250,339	5,502	22.9
Recording media	38,926	11.6	28,550	8.2	241,949	(10,376)	-26.7

Total sales	334,817	100.0	347,280	100.0	2,943,050	12,463	3.7

Overseas sales	204,178	61.0	219,461	63.2	1,859,839	15,283	7.5
Notes:
1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 118(U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-1) Business Results
(1) Analysis of Business Results
Consolidated results for fiscal 2007, ended March 31, 2007, were as follows.
Looking at economic conditions worldwide during the past fiscal year, the U.S. economy recorded healthy growth underpinned by consumer spending and capital expenditures, despite a drop-off in housing investment. Meanwhile, European economies grew on balanced domestic and external demand. In Asia, China maintained a high growth rate and the economies of India and South Korea experienced moderate growth. The Japanese economy also held to a moderate growth path, thanks mainly to capital expenditures fueled by strong corporate earnings.
In the electronics market, which has a large bearing on the TDK Group’s performance, fiscal 2007 was notable for buoyant demand for mobile phones, notebook PCs and flat-screen TVs. This demand, together with an increase in the number of electronic components in finished products driven by their increasing sophistication and features, led to even higher demand for electronic components.
Amid this operating environment, TDK took steps in fiscal 2007 to respond to the increasing demand for its components. In addition to ramping up production capacity of multilayer ceramic chip capacitors and other components, TDK entered into an equity-based business alliance with Tabuchi Electric Co., Ltd. to strengthen the power supplies business.
TDK posted consolidated net sales of ¥862,025 million (U.S.$7,305,297 thousand), up 8.4% year on year from ¥795,180 million. Operating income rose 31.5% from ¥60,523 million to ¥79,590 million (U.S.$674,492 thousand). Income from continuing operations before income taxes increased 34.1% from ¥66,103 million to ¥88,665 million (U.S.$751,398 thousand). Net income climbed 59.0% from ¥44,101 million to ¥70,125 million (U.S.$594,280 thousand). Basic net income per common share was ¥529.88 (U.S.$4.49), up from ¥333.50.
During the year, the average yen exchange rate was ¥116.97 for the U.S. dollar and ¥150.02 for the euro, representing a 3.2% depreciation in the yen’s value against the U.S. dollar and an 8.8% decline against the euro. Overall, exchange rate movements had the effect of increasing net sales by approximately ¥24.7 billion and operating income by approximately ¥6.1 billion.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 10.3% from ¥687,750 million to ¥758,821 million (U.S.$6,430,687 thousand), while segment operating income rose 10.0% to ¥81,775 million (U.S.$693,009 thousand), from ¥74,333 million.
Sector sales of TDK’s electronic materials and components were as follows.
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 10.2% from ¥180,766 million to ¥199,243 million (U.S.$1,688,500 thousand).
[Capacitors] Sales increased year on year, the result mainly of higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category. Sales for use in PCs and flat-screen TVs were particularly strong.
[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores declined marginally as TDK terminated some products. On the other hand, sales of magnets rose. Ferrite magnet sales rose mainly on a weaker yen, while rare-earth magnets saw sales rise as production of HDDs increased.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector climbed 28.1% from ¥154,680 million to ¥198,199 million (U.S.$1,679,653 thousand). This large year-on-year increase reflected the inclusion of the Lambda Power Division in this sector from the second half of the previous fiscal year. In other words, this was the first full year the Lambda Power Division’s results have been reflected in the sector’s results, after only half a year’s sales were booked in the previous fiscal year. Even excluding these sales, existing businesses in the sector posted year-on-year sales growth.
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils used in mobile phones and HDDs.
[High-frequency components] Sales of high-frequency components declined year on year, the result mainly of lower sales volumes and falling sales prices.
[Other products] Sales of other products increased year on year mainly due to higher sales of power supplies, which offset a slight decline in sales of sensors and actuators as sales prices fell.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
(1-3) Recording devices
The sector has two product categories: HDD heads and other heads.
Sector sales declined 3.5% from ¥315,928 million to ¥304,822 million (U.S.$2,583,237 thousand).
[HDD heads] Sales decreased year on year. TDK’s HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by growing demand for HDDs for use in PCs as well as expanding applications in other consumer electronics. However, discounting pressure on HDD heads stemming from competition for market share among HDD manufacturers hurt results, leading to the overall decrease in sales.
[Other heads] Sales of other heads declined year on year.
(1-4) Other electronic components
This sector includes all other products of the electronic materials and components segment other than those in the three sectors above. These products include organic EL displays, anechoic chambers and mechatronics (production equipment). Sector sales jumped 55.5% from ¥36,376 million to ¥56,557 million (U.S.$479,297 thousand). This was the result of higher sales of organic EL displays, mechatronics and other new products.
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales decreased 3.9% from ¥107,430 million to ¥103,204 million (U.S.$874,610 thousand). The segment recorded an operating loss of ¥2,185 million (U.S.$18,517 thousand), ¥11,625 million better than the ¥13,810 million operating loss in fiscal 2006.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. The single largest reason is that while TDK maintained a high market share, demand is falling for these products as a whole.
[Optical media] Sales of optical media rose year on year as higher sales volumes of these products outweighed a continued fall in unit prices of CD-Rs and DVDs.
[Other products] Sales of other products increased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased on the back of rising demand.
*Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the US and other countries.
(Sales by Region)
Detailed geographic segment information can be found in the segment information on page 18 of the consolidated results.
[Japan] Sales decreased overall, with sales declining in the recording devices sector and recording media segment.
[Americas] Sales rose overall, with all four sectors of the electronic materials and components segment recording increases.
[Europe] Sales increased, mainly as a result of higher sales of electronic materials and electronic devices.
[Asia (excluding Japan) and other areas] Sales rose overall, with all four sectors of the electronic materials and components segment recording increases.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
The overall result was a 11.1% increase in overseas sales year on year from ¥621,522 million to ¥690,673 million (U.S.$5,853,161 thousand). Overseas sales accounted for 80.1% of consolidated net sales, a 1.9 percentage point increase from 78.2% one year earlier.
On a parent-company basis, net sales increased 3.7% from ¥334,817 million to ¥347,280 million (U.S.$2,943,050 thousand). Operating income climbed 39.7% from ¥12,635 million to ¥17,647 million (U.S.$149,550 thousand). Current income decreased 1.8% from ¥32,350 million to ¥31,774 million (U.S.$269,271 thousand). Net income decreased 39.3% from ¥30,825 million to ¥18,719 million (U.S.$158,635 thousand). Basic net income per common share was ¥141.45 (U.S.$1.20), compared with ¥232.30 a year earlier.
TDK plans to pay a year-end dividend of ¥60 per common share. Combined with the interim dividend of ¥50 per common share paid in December 2006, the planned dividend per common share applicable to the year will be ¥110.
Fiscal 2008 Consolidated Projections
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2008, the year ending March 31, 2008, are as follows:
[Consolidated Projections for Fiscal 2008]

Term	FY2008	FY2007	Change from	% change
	(Forecasts)	(Actual)	FY2007	from
Item	(¥ millions)	(¥ millions)	(¥ millions)	FY2007

Net sales	865,000	862,025	2,975	0.3%
Operating income	90,000	79,590	10,410	13.1%
Income before income taxes	96,000	88,665	7,335	8.3%
Net income	72,000	70,125	1,875	2.7%
[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]
(¥ millions)

Term	FY2008		FY2007
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales

Capital expenditures	75,000	—	70,440	—
Depreciation and amortization	70,000	8.1	65,337	7.6
Research and development expenses	53,000	6.1	50,058	5.8
(Notes)
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
Sales are expected to rise year on year, supported by higher demand for main digital home appliances, which create demand for these products. In particular, TDK anticipates rising demand for flat-screen TVs, mobile phones, digital cameras and PCs to stimulate demand for these materials and devices.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
Recording Devices
HDD heads, the major product in the recording devices sector, are forecast to see continued growth in overall demand (volume). However, there is also expected to be increased pricing pressure on HDD heads due to intense price-based competition in the HDD sector.
Recording Media
Demand for existing analog audiotapes and videotapes is expected to continue falling, while demand for optical discs and LTO-standard tape-based data storage media is projected to increase. Furthermore, TDK’s projections are premised on the transfer of the recording media sales business for TDK brand products to U.S. company Imation Corporation, as announced on April 19 this year, taking place in the second half of the second quarter of fiscal 2008.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥110 is assumed for the full year.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
(2) Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheet at March 31, 2007, compared with March 31, 2006.

Total assets	¥989,304 million	(7.1% increase)
Total stockholders’ equity	¥762,712 million	(8.6% increase)
Stockholders’ equity ratio	77.1%	1.0 percentage point increase
At the end of the fiscal year, cash and cash equivalents were ¥50,152 million higher than a year ago, while short-term investments rose ¥11,071 million, net property, plant and equipment increased ¥3,038 million and other assets increased ¥10,262 million. On the other hand, net trade receivables decreased ¥10,745 million. As a result of these and other changes, total assets increased ¥65,801 million compared with March 31, 2006.
Total liabilities decreased ¥5,279 million year on year, with trade payables and accrued expenses declining ¥2,918 million and ¥1,417 million, respectively. Meanwhile, income taxes payables increased ¥4,090 million and retirement and severance benefits rose ¥5,500 million.
Total stockholders’ equity rose ¥60,293 million due to a ¥53,091 million increase in retained earnings and a ¥4,100 million decrease in accumulated other comprehensive loss.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
(2-2) Cash Flows
(¥ millions)

	Fiscal 2006	Fiscal 2007	Change

Net cash provided by operating activities	89,118	145,483	56,365
Net cash used in investing activities	(104,782)	(81,488)	23,294
Net cash used in financing activities	(7,125)	(15,862)	(8,737)
Net cash used in discontinued operations	(414)	—	414
Effect of exchange rate changes on cash and cash equivalents	10,712	2,019	(8,693)
Net increase (decrease) in cash and cash equivalents	(12,491)	50,152	62,643
Cash and cash equivalents at beginning of period	251,508	239,017	(12,491)
Cash and cash equivalents at end of period	239,017	289,169	50,152
Operating activities provided net cash of ¥145,483 million (U.S.$1,232,907 thousand), a year-on-year increase of ¥56,365 million. Income from continuing operations rose ¥25,714 million to ¥70,125 million (U.S.$594,280 thousand) and depreciation and amortization increased ¥6,797 million to ¥65,337 million (U.S.$553,703 thousand). In changes in assets and liabilities, trade receivables decreased ¥28,127 million, other current assets decreased ¥14,950 million, and income taxes payables, net increased ¥14,693 million. On the other hand, trade payables decreased ¥12,373 million and accrued expenses decreased ¥19,415 million.
Investing activities used net cash of ¥81,488 million (U.S.$690,576 thousand), ¥23,294 million less than a year earlier. Capital expenditures decreased ¥3,471 million to ¥70,440 million (U.S.$596,949 thousand). In addition, there was a decline of ¥32,868 million for acquisition of businesses, net of cash acquired, paid in the previous fiscal year and a cash inflow of ¥20,046 million from proceeds from the sale of short-term investments. On the other hand, there was an outflow of ¥31,089 million for payment for purchase of short-term investments.
Financing activities used net cash of ¥15,862 million (U.S.$134,424 thousand), ¥8,737 million more than a year earlier. This mainly reflected a ¥1,925 million increase in repayment of long-term debt, a decrease in short-term debt, net of ¥5,144 million, and a ¥2,652 million increase in dividends paid due to a ¥20 increase in dividend per common share.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
(2-3) Trends in Cash Flow Indicators

	FY2003	FY2004	FY2005	FY2006	FY2007

1) Stockholders’ equity ratio (%)	74.1	74.8	79.1	76.1	77.1
2) Capital adequacy ratio on a market value basis	80.4	136.7	120.1	127.0	136.8
3) No. of years to redeem debt	0.02	0.00	0.00	0.08	0.03
4) Interest coverage ratio (times)	180.9	352.4	97.0	598.1	727.4
[Notes]
1)	Stockholders’ equity ratio = Total stockholders’ equity/Total assets

2)	Capital adequacy ratio on a market value basis = Market capitalization (*1)/Total assets

(*1) Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange at fiscal year-end x Shares issued and outstanding at fiscal year-end after deducting treasury stock

3)	No. of years to redeem debt = Interest-bearing liabilities (*2)/Cash flows from operating activities (*3)

(*2) Interest-bearing liabilities: The balance of “short-term debt” and “long-term debt” included in “long-term debt, excluding current installments” on the consolidated balance sheets.

(*3) Cash flows from operating activities: “Net cash provided by operating activities” on the consolidated statements of cash flows.

4)	Interest coverage ratio = Cash flows from operating activities/Interest payments (*4)

(*4) Interest payments: “Interest expense” on the consolidated statements of income
(3) Fundamental Policy for Distribution of Earnings, and Fiscal 2007 and Fiscal 2008 Dividends
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.

(Yen)	FY2008 Forecast	FY2007 Actual

Interim dividend	60.00	50.00
Year-end dividend	60.00	60.00
Annual dividend	120.00	110.00

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-2) Management Policies
(1) Fundamental Management Policy
TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”
To preserve its identity as a dynamic company, TDK believes that it must remain an organization that constantly delivers even higher corporate value for all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges.
(2) Targeted Management Indicators
To realize this fundamental management policy, the TDK Group conducts its business activities with reference to the following indicators.
(Important Fundamental Management Indicator)
TVA (TDK Value Added): a TDK Group proprietary value-added yardstick that shows the extent of earnings commensurate with invested capital. This indicator compares earnings after taxes but without deducting interest expenses with the cost of capital (stockholders’ equity + interest-bearing liabilities).
TVA measures the added value newly created by the company’s business activities and is an important decision-making tool for management.
(Indicator for Managing Environmental Performance)
Rate of reduction in CO2 emissions in Japan
The rate of reduction in CO2 emissions is an indicator of the TDK Group’s progress in conducting its business activities in harmony with the natural environment.
(3) Medium- and Long-Term Management Strategy
The TDK Group has been conducting business based on a new medium-term management plan since April 2007 that sets the strengthening of manufacturing capabilities (monozukuri) and growing with customers as medium-term goals. The plan has three basic policies: create highly customized products, strengthen manufacturing capabilities by emphasizing frontline operations, and optimally utilize and allocate resources. Specific initiatives are being implemented in line with these basic policies.
The TDK Group’s main business is electronic components and its customers are companies that use and buy these components. Accordingly, the TDK Group’s growth is dependent on growth at its customers. That’s why it is crucial that the TDK Group develops and supplies products that will help customers grow. Guided by this mission as a manufacturer, the TDK Group will put even greater emphasis on strengthening frontline manufacturing capabilities with the aim of achieving sustained growth from a medium- and long-term perspective.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
(4) Pressing Issues
From a medium-term perspective, the electronics industry, the TDK Group’s field of operations, is expected to see the growth of digital home appliances; the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and the greater portability of all sorts of electronic devices; and the increasing use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that TDK develops, manufactures and sells. At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company’s electronic components business.
In fiscal 2007, TDK ramped up production capacity to respond to growing demand for components and also entered into an equity-based business alliance with Tabuchi Electric Co., Ltd. with the aim of strengthening the power supplies business. TDK will continue to advance various reform and improvement measures as it recognizes that it must endeavor to step up the pace of its businesses still more.
Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition, rapid shifts in demand and the resulting risks associated with excess inventories and the loss of sales opportunities, and other challenges are unavoidable. Nevertheless, TDK is determined to build a framework to respond adequately to these business risks and remain a company that can grow. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will accelerate its growth by making investments that are prudent yet aggressive.
While taking these actions to reinforce its businesses, TDK will also place priority on corporate social responsibility and corporate governance. As a corporate citizen, TDK is rededicating itself to prospering together with society. With this in mind, the company will conduct its own community and charitable activities based on a corporate philosophy that is rooted in the principles of “Creativity” and “Culture.” Moreover, TDK will further upgrade its compliance program to ensure that all laws and regulations are observed in Japan and other countries.
(5) Basic Stance on Corporate Governance
Please refer to TDK’s website at http://www.tdk.co.jp/ir_e/policy/pol03000.htm for the latest information.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-3) Balance sheets
ASSETS

Term	As of March 31, 2006		As of March 31, 2007			Change
	(Yen	%	(Yen	%	(U.S.$	(Yen
Item	millions)		millions)		thousands)	millions)

Current assets	566,753	61.4	615,370	62.2	5,215,000	48,617
Cash and cash equivalents	239,017		289,169		2,450,585	50,152
Short-term investments	—		11,071		93,822	11,071
Marketable securities	56		1,063		9,008	1,007
Net trade receivables	189,059		178,314		1,511,136	(10,745)
Inventories	88,968		89,789		760,924	821
Other current assets	49,653		45,964		389,525	(3,689)

Noncurrent assets	356,750	38.6	373,934	37.8	3,168,932	17,184
Investments in securities	28,757		32,641		276,619	3,884
Net property, plant and equipment	243,665		246,703		2,090,703	3,038
Other assets	84,328		94,590		801,610	10,262

TOTAL	923,503	100.0	989,304	100.0	8,383,932	65,801

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY

Term	As of March 31, 2006		As of March 31, 2007			Change
	(Yen	%	(Yen	%	(U.S.$	(Yen
Item	millions)		millions)		thousands)	millions)

Current liabilities	169,622	18.4	165,540	16.7	1,402,882	(4,082)
Short-term debt	4,469		3,013		25,534	(1,456)
Current installments of long-term debt	1,958		514		4,356	(1,444)
Trade payables	84,689		81,771		692,975	(2,918)
Accrued expenses	62,534		61,117		517,941	(1,417)
Income taxes payables	9,155		13,245		112,246	4,090
Other current liabilities	6,817		5,880		49,830	(937)

Noncurrent liabilities	37,488	4.0	46,849	4.8	397,025	9,361
Long-term debt, excluding current installments	405		532		4,508	127
Retirement and severance benefits	26,790		32,290		273,644	5,500
Deferred income taxes	5,314		7,526		63,780	2,212
Other noncurrent liabilities	4,979		6,501		55,093	1,522

Total liabilities	207,110	22.4	212,389	21.5	1,799,907	5,279

Minority interests	13,974	1.5	14,203	1.4	120,364	229

Common stock	32,641		32,641		276,619	—
Additional paid-in capital	63,237		63,695		539,788	458
Legal reserve	17,517		18,844		159,695	1,327
Retained earnings	618,259		671,350		5,689,406	53,091
Accumulated other comprehensive income (loss)	(21,946)		(17,846)		(151,237)	4,100
Treasury stock	(7,289)		(5,972)		(50,610)	1,317
Total stockholders’ equity	702,419	76.1	762,712	77.1	6,463,661	60,293

TOTAL	923,503	100.0	989,304	100.0	8,383,932	65,801

Note:
     U.S.$1=Yen 118, for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-4) Statements of income

Term	FY2006		FY2007
	(April 1, 2005 -
	March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	795,180	100.0	862,025	100.0	7,305,297	66,845	8.4
Cost of sales	585,780	73.7	622,819	72.3	5,278,127	37,039	6.3
Gross profit	209,400	26.3	239,206	27.7	2,027,170	29,806	14.2
Selling, general and administrative expenses	142,052	17.9	159,106	18.4	1,348,356	17,054	12.0
Restructuring cost	6,825	0.8	510	0.1	4,322	(6,315)	-92.5
Operating income	60,523	7.6	79,590	9.2	674,492	19,067	31.5

Other income (deductions):
Interest and dividend income	3,605		7,025		59,534	3,420
Interest expense	(149)		(200)		(1,695)	(51)
Foreign exchange gain (loss)	948		973		8,245	25
Other-net	1,176		1,277		10,822	101
Total other income (deductions)	5,580	0.7	9,075	1.1	76,906	3,495	62.6

Income from continuing operations before income taxes	66,103	8.3	88,665	10.3	751,398	22,562	34.1

Income taxes	21,057	2.6	16,985	2.0	143,940	(4,072)	-19.3

Income from continuing operations before minority interests	45,046	5.7	71,680	8.3	607,458	26,634	59.1

Minority interests	635	0.1	1,555	0.2	13,178	920	144.9

Income from continuing operations	44,411	5.6	70,125	8.1	594,280	25,714	57.9

Loss from discontinued operations, net of tax	310	0.1	—	—	—	(310)	—

Net income	44,101	5.5	70,125	8.1	594,280	26,024	59.0
Note:
     U.S.$1=Yen 118, for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-5) Statements of stockholders’ equity

							(Yen millions)
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders'
	stock	capital	reserve	earnings	income (loss)	stock	equity

FY2006
(April 1, 2005 - Mar. 31, 2006)
Balance at beginning of period	32,641	63,051	16,918	585,557	(51,657)	(7,443)	639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(10,578)			(10,578)
Losses on sales of treasury stock				(222)			(222)
Transferred to legal reserve			599	(599)			—
Comprehensive income:
Net income				44,101			44,101
Foreign currency translation adjustments					26,100		26,100
Minimum pension liability adjustments					2,719		2,719
Net unrealized gains (losses) on securities					892		892

Total comprehensive income							73,812

Acquisition of treasury stock						(955)	(955)
Exercise of stock option						1,109	1,109

Balance at end of period	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419

FY2007
(April 1, 2006 - Mar. 31, 2007)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132
Non-cash compensation charges under a stock option plan		458					458
Cash dividends				(13,230)			(13,230)
Losses on sales of treasury stock				(190)			(190)
Transferred to legal reserve			1,327	(1,327)			-
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Pension liability adjustments (including adjustment to initially apply to SFAS 158, net of tax)					(359)		(359)
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							74,225

Acquisition of treasury stock						(32)	(32)
Exercise of stock option						1,349	1,349

Balance at end of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

							(U.S.$ thousands)
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders'
	stock	capital	reserve	earnings	income (loss)	stock	equity

FY2007
(April 1, 2006 - Mar. 31, 2007)
Balance at beginning of period (as previously reported)	276,619	535,907	148,449	5,239,483	(185,983)	(61,771)	5,952,704
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(19,381)	—	—	(19,381)

Balance at beginning of period (after adjustment)	276,619	535,907	148,449	5,220,102	(185,983)	(61,771)	5,933,323
Non-cash compensation charges under a stock option plan		3,881					3,881
Cash dividends				(112,119)			(112,119)
Losses on sales of treasury stock				(1,611)			(1,611)
Transferred to legal reserve			11,246	(11,246)			—
Comprehensive income:
Net income				594,280			594,280
Foreign currency translation adjustments					37,144		37,144
Pension liability adjustments (including adjustment to initially apply to SFAS 158, net of tax)					(3,042)		(3,042)
Net unrealized gains (losses) on securities					644		644

Total comprehensive income							629,026

Acquisition of treasury stock						(271)	(271)
Exercise of stock option						11,432	11,432

Balance at end of period	276,619	539,788	159,695	5,689,406	(151,237)	(50,610)	6,463,661

Note:
     U.S.$1=Yen 118, for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-6) Statements of cash flows

Term	FY2006	FY2007
	(April 1, 2005 -
	March 31, 2006)	(April 1, 2006 - March 31, 2007)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income	44,101	70,125	594,280
Loss from discontinued operations, net of tax	310	—	—
Income from continuing operations	44,411	70,125	594,280
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,540	65,337	553,703
Loss on disposal of property and equipment	3,220	2,649	22,449
Deferred income taxes	(696)	(1,878)	(15,915)
Loss (gain) on securities, net	286	212	1,797
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	(16,886)	11,241	95,263
Decrease (increase) in inventories	(287)	892	7,559
Decrease (increase) in other current assets	(8,748)	6,202	52,559
Increase (decrease) in trade payables	7,101	(5,272)	(44,678)
Increase (decrease) in accrued expenses	12,347	(7,068)	(59,898)
Increase (decrease) in income taxes payables, net	(10,689)	4,004	33,932
Increase (decrease) in retirement and severance benefits, net	981	(74)	(627)
Other-net	(462)	(887)	(7,517)

Net cash provided by operating activities	89,118	145,483	1,232,907

Cash flows from investing activities:
Capital expenditures	(73,911)	(70,440)	(596,949)
Proceeds from sale of short-term investments	—	20,046	169,881
Payment for purchase of short-term investments	—	(31,089)	(263,466)
Proceeds from sale and maturity of investments in securities	4,263	23	195
Payment for purchase of investments in securities	(4,227)	(3,638)	(30,831)
Acquisition of businesses, net of cash acquired	(32,868)	—	—
Proceeds from sales of property, plant and equipment	3,373	3,678	31,170
Acquisition of minority interests	(2,587)	(6)	(51)
Proceeds from sales of discontinued operations	1,538	—	—
Other-net	(363)	(62)	(525)

Net cash used in investing activities	(104,782)	(81,488)	(690,576)

Cash flows from financing activities:
Proceeds from long-term debt	269	—	—
Repayment of long-term debt	(218)	(2,143)	(18,161)
Increase (decrease) in short-term debt, net	3,688	(1,456)	(12,339)
Proceeds from exercise of stock options	887	1,159	9,822
Cash paid to acquire treasury stock	(955)	(32)	(271)
Dividends paid	(10,578)	(13,230)	(112,119)
Other-net	(218)	(160)	(1,356)

Net cash used in financing activities	(7,125)	(15,862)	(134,424)

Net cash used in discontinued operations	(414)	—	—

Effect of exchange rate changes on cash and cash equivalents	10,712	2,019	17,110
Net increase (decrease) in cash and cash equivalents	(12,491)	50,152	425,017
Cash and cash equivalents at beginning of period	251,508	239,017	2,025,568
Cash and cash equivalents at end of period	239,017	289,169	2,450,585
Note:
     U.S.$1=Yen 118, for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-7) Summary of Significant Accounting Policies
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.
(1)	Marketable Securities
     Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
(2)	Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
(3)	Depreciation
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.
(4)	Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.
(5)	Derivatives Financial Instruments
     SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.
(6)	Goodwill and Other Intangible Assets
     SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.
(7)	Retirement and Severance Benefits
     SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” are adopted.
2.	As of March 31, 2007, TDK had 88 subsidiaries (19 in Japan and 69 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-8) Segment Information
     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

Term	FY2006		FY2007
	(April 1, 2005 -
	March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
Product	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components
Net sales	687,750	100.0	758,821	100.0	6,430,687	71,071	10.3
External sales	687,750		758,821		6,430,687	71,071	10.3
Intersegment	—		—		—	—	—
Operating expenses	613,417	89.2	677,046	89.2	5,737,678	63,629	10.4

Operating income	74,333	10.8	81,775	10.8	693,009	7,442	10.0

Recording media
Net sales	107,430	100.0	103,204	100.0	874,610	(4,226)	-3.9
External sales	107,430		103,204		874,610	(4,226)	-3.9
Intersegment	—		—		—	—	—
Operating expenses	121,240	112.9	105,389	102.1	893,127	(15,851)	-13.1

Operating income (loss)	(13,810)	-12.9	(2,185)	-2.1	(18,517)	11,625	84.2

TOTAL
Net sales	795,180	100.0	862,025	100.0	7,305,297	66,845	8.4
External sales	795,180		862,025		7,305,297	66,845	8.4
Intersegment	—		—		—	—	—
Operating expenses	734,657	92.4	782,435	90.8	6,630,805	47,778	6.5

Operating income	60,523	7.6	79,590	9.2	674,492	19,067	31.5
Notes:
1.	U.S.$1=Yen 118, for convenience only.

2.	Electronic materials and components products :
Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies, HDD heads, Organic EL displays
Recording media products :
Audio tapes, Video tapes, CD-Rs, MDs, DVDs, Tape-based data storage media for computers

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
2. Geographic segment information

	Term	FY2006		FY2007
		(April 1, 2005 -		(April 1, 2006 -
		March 31, 2006)		March 31, 2007)			Change
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Japan	Net sales	360,210	100.0	397,147	100.0	3,365,653	36,937	10.3
	Operating income	49,437	13.7	31,277	7.9	265,059	(18,160)	-36.7

Americas	Net sales	105,979	100.0	111,689	100.0	946,517	5,710	5.4
	Operating income	9,995	9.4	7,869	7.0	66,687	(2,126)	-21.3

Europe	Net sales	76,240	100.0	84,329	100.0	714,653	8,089	10.6
	Operating income (loss)	(9,996)	-13.1	(3)	-0.0	(25)	9,993	100.0

Asia and others	Net sales	531,824	100.0	572,979	100.0	4,855,754	41,155	7.7
	Operating income	12,607	2.4	41,515	7.2	351,822	28,908	229.3

Intersegment	Net sales	279,073		304,119		2,577,280	25,046
eliminations	Operating income	1,520		1,068		9,051	(452)

Total	Net sales	795,180	100.0	862,025	100.0	7,305,297	66,845	8.4
	Operating income	60,523	7.6	79,590	9.2	674,492	19,067	31.5
Notes:
1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	During FY 2006, a subsidiary in Asia had paid to TDK in the amount of Yen 24,032 million relating to the assessment of additional tax in FY 2005 on prices charged and paid by TDK in connection with sales and purchases of products involving the subsidiary. Recognition of operating expense in the subsidiary resulted in reduction of operating income expenses in Asia. In Japan, operation income increased in reduction of operating expenses on the contrary.

3.	U.S.$1=Yen 118, for convenience only.
3. Sales by region

Term	FY2006		FY2007
	(April 1, 2005 -		(April 1, 2006 -
	March 31, 2006)		March 31, 2007)			Change
Region	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Americas	90,192	11.4	103,124	11.9	873,932	12,932	14.3
Europe	75,895	9.5	83,545	9.7	708,009	7,650	10.1
Asia and others	455,435	57.3	504,004	58.5	4,271,220	48,569	10.7
Overseas sales total	621,522	78.2	690,673	80.1	5,853,161	69,151	11.1

Japan	173,658	21.8	171,352	19.9	1,452,136	(2,306)	-1.3

Net sales	795,180	100.0	862,025	100.0	7,305,297	66,845	8.4

Notes:
1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 118, for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-9) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized
(Yen millions)	Cost	Holding Gains	Holding Losses	Fair Value

As of March 31, 2006
Equity securities	9,246	2,859	2	12,103
Debt securities	1,002	—	7	995

Total	10,248	2,859	9	13,098

As of March 31, 2007
Equity securities	11,919	3,566	488	14,997
Debt securities	1,983	—	5	1,978

Total	13,902	3,566	493	16,975

		Gross	Gross
		Unrealized	Unrealized
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Fair Value

As of March 31, 2007
Equity securities	101,008	30,220	4,136	127,092
Debt securities	16,805	—	42	16,763

Total	117,813	30,220	4,178	143,855

Note:

U.S.$1=Yen 118, for convenience only.

I-10) Fair Value of Derivatives

		Contract	Carrying	Estimated
(Yen millions)		Amount	Amount	Fair Value

As of March 31, 2006
Forward foreign exchange contracts		6,852	8	8

Currency option contracts		10,874	(8)	(8)

As of March 31, 2007
Forward foreign exchange contracts		8,434	72	72

Currency option contracts		5,400	82	82

		Contract	Carrying	Estimated
(U.S.$ thousands)		Amount	Amount	Fair Value

As of March 31, 2007
Forward foreign exchange contracts		71,475	610	610

Currency option contracts		45,763	695	695

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-11) Net income per share

Term	FY2006	FY2007
	(April 1, 2005 -
Item	March 31, 2006)	(April 1, 2006 - March 31, 2007)

	(Yen millions)	(Yen millions)	(U.S.$thousands)
Income from continuing operations available to common stockholders	44,411	70,125	594,280
Loss from discontinued operations available to common stockholders	310	—	—
Net income available to common stockholders	44,101	70,125	594,280

	Number of shares (Thousands)	Number of shares (Thousands)
Weighted average common shares outstanding — Basic	132,239	132,342
Effect of dilutive stock options	116	146
Weighted average common shares outstanding — Diluted	132,355	132,488

	(Yen)	(Yen)	(U.S.$	)

Income from continuing operations per share :
Basic	335.84	529.88	4.49
Diluted	335.54	529.29	4.49
Loss from discontinued operations per share :
Basic	2.34	—	—
Diluted	2.34	—	—
Net income per share :
Basic	333.50	529.88	4.49
Diluted	333.20	529.29	4.49
Note:
     U.S.$1=Yen 118, for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
I-12) Supplementary Information (Consolidated)
Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of FY2006	Ratio of FY2007
Net sales	2.4	2.5
Operating income	4.8	4.5
Income before income taxes	1.3	3.1
Net income	1.4	3.7
Exchange rates used for conversion

Term	April 1, 2005 -		April 1, 2006 -
	March 31, 2006		March 31, 2007
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Average rate for the period	113.32	137.83	116.97	150.02
The end of the period	117.47	142.81	118.05	157.33
Overseas sales by division

Term	April 1, 2005 -		April 1, 2006 -
	March 31, 2006		March 31, 2007		Change(%)
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)

Electronic materials and components	539,907	67.9	611,932	71.0	13.3
Electronic materials	132,481	16.7	145,548	16.9	9.9
Electronic devices	96,445	12.1	125,930	14.6	30.6
Recording devices	286,801	36.1	299,772	34.8	4.5
Other electronic components	24,180	3.0	40,682	4.7	68.2
Recording media	81,615	10.3	78,741	9.1	-3.5

Overseas sales	621,522	78.2	690,673	80.1	11.1

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
II-1) Balance sheets (Non-Consolidated)
ASSETS

Term	As of March 31, 2006		As of March 31, 2007			Change
Item	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)

Current assets	263,971	47.0	274,910	47.4	2,329,745	10,939
Cash	39,142		28,830		244,322	(10,312)
Marketable securities	39,708		39,992		338,915	284
Trade receivables	86,348		92,089		780,415	5,741
Inventories	22,501		25,129		212,957	2,628
Others	76,270		88,868		753,118	12,598

Noncurrent assets	297,099	53.0	305,468	52.6	2,588,711	8,369
Investments in securities	12,788		15,269		129,398	2,481
Investments in affiliates	138,635		137,883		1,168,500	(752)
Net property, plant and equipment	119,828		123,687		1,048,194	3,859
Others	25,846		28,628		242,610	2,782

TOTAL	561,070	100.0	580,379	100.0	4,918,466	19,309

LIABILITIES AND STOCKHOLDERS’ EQUITY / LIABILITIES AND NET ASSETS

Term	As of March 31, 2006		As of March 31, 2007			Change
Item	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)

Current liabilities	76,570	13.6	88,364	15.2	748,847	11,794
Trade payables	42,619		44,924		380,711	2,305
Accrued expenses	10,745		16,309		138,211	5,564
Income taxes payables	2,058		5,383		45,618	3,325
Others	21,147		21,747		184,296	600

Noncurrent liabilities	15,902	2.9	16,648	2.9	141,084	746
Retirement and severance benefits	15,635		16,368		138,711	733
Directors’ retirement allowance	266		280		2,372	14
Total liabilities	92,473	16.5	105,013	18.1	889,940	12,540

Common stock	32,641		—		—	(32,641)
Additional paid-in capital	59,256		—		—	(59,256)
Legal reserve	8,160		—		—	(8,160)
Retained earnings	372,933		—		—	(372,933)
Net unrealized gains on other securities	2,894		—		—	(2,894)
Treasury stock	(7,289)		—		—	7,289
Total stockholders’ equity	468,597	83.5	—		—	(468,597)

TOTAL	561,070	100.0	—		—	(561,070)

Total stockholders’ equity	—		472,214		4,001,813	472,214
Common stock	—		32,641		276,618	32,641
Capital surplus	—		59,256		502,169	59,256
Additional paid-in capital	—		59,256		502,169	59,256
Retained earnings	—		386,286		3,273,610	386,286
Legal reserve	—		8,160		69,152	8,160
Other retained earnings	—		378,126		3,204,457	378,126
Treasury stock	—		(5,971)		(50,601)	(5,971)
Valuation and translation adjustments	—		2,923		24,771	2,923
Net unrealized gains on other securities	—		2,923		24,771	2,923
Equity warrant	—		228		1,932	228
Total net assets	—	—	475,366	81.9	4,028,525	475,366

TOTAL	—	—	580,379	100.0	4,918,466	580,379

Note:
     U.S.$1=Yen 118 , for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
II-2) Statements of income (Non-Consolidated)

Term	FY2006		FY2007
	(April 1, 2005 -
	March 31, 2006)		(April 1, 2006 - March 31, 2007)			Change
Item	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	334,817	100.0	347,280	100.0	2,943,050	12,463	3.7
Cost of sales	259,445	77.5	264,342	76.1	2,240,186	4,897	1.9
Gross profit	75,372	22.5	82,937	23.9	702,855	7,565	10.0
Selling, general and administrative expenses	62,736	18.7	65,289	18.8	553,296	2,553	4.1
Operating income	12,635	3.8	17,647	5.1	149,550	5,012	39.7

Other income (deductions):
Interest and dividend income	5,884		4,603		39,008	(1,281)
Technology commission	11,966		8,861		75,093	(3,105)
Foreign exchange gain (loss)	1,358		(251)		(2,127)	(1,609)
Interest expense	(35)		(38)		(322)	(3)
Other-net	540		953		8,076	413
Total other income (deductions)	19,715	5.9	14,126	4.1	119,711	(5,589)	-28.3

Current income	32,350	9.7	31,774	9.1	269,271	(576)	-1.8

Extraordinary profit	24,095	7.2	958	0.3	8,118	(23,137)	-96.0
Prior year’s price adjustment of products	24,042		—		—
Others	53		958		8,118
Extraordinary loss	(5,872)	-1.8	(4,302)	-1.2	(36,457)	1,570	-26.7

Income before income taxes	50,573	15.1	28,431	8.2	240,940	(22,142)	-43.8

Income taxes	19,747	5.9	9,711	2.8	82,296	(10,036)	-50.8

Net income	30,825	9.2	18,719	5.4	158,635	(12,106)	-39.3
Note:
     U.S.$1=Yen 118 , for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
II-3) Statements of changes in stockholders’ equity (Non-Consolidated)
     FY2007 (April 1, 2006 — Mar. 31, 2007)

									(Yen millions)
	Stockholders' equity						Valuation and
		Capital					translation
		surplus	Retained earnings				adjustments
						Total	Net unrealized
	Common	Additional paid-		Other retained		stockholders'	gains on other
	stock	in capital	Legal reserve	earnings	Treasury stock	equity	securities	Equity warrant	Total net assets

Balance at beginning of period	32,641	59,256	8,160	372,933	(7,289)	465,702	2,894	—	468,597

Changes in the term

Dividends from surplus				(13,230)		(13,230)			(13,230)

Bounus of directors and corporate auditors				(106)		(106)			(106)

Net income				18,719		18,719			18,719

Purchase of treasury stock					(31)	(31)			(31)

Disposal of treasury stock				(189)	1,349	1,160			1,160

Net change of items other than shareholders’ equity						0	28	228	257

Total changes in the term	0	0	0	5,193	1,317	6,511	28	228	6,768

Balance at end of period	32,641	59,256	8,160	378,126	(5,971)	472,214	2,923	228	475,366

									(U.S.$ thousands)
	Stockholders' equity						Valuation and
		Capital					translation
		surplus	Retained earnings				adjustments
						Total	Net unrealized
	Common	Additional paid-		Other retained		stockholders'	gains on other
	stock	in capital	Legal reserve	earnings	Treasury stock	equity	securities	Equity warrant	Total net assets

Balance at beginning of period	276,618	502,169	69,152	3,160,449	(61,771)	3,946,627	24,525	—	3,971,161

Changes in the term

Dividends from surplus				(112,118)		(112,118)			(112,118)

Bounus of directors and corporate auditors				(898)		(898)			(898)

Net income				158,635		158,635			158,635

Purchase of treasury stock				0	(262)	(262)			(262)

Disposal of treasury stock				(1,601)	11,432	9,831			9,830

Net change of items other than shareholders’ equity				0		0	237	1,932	2,177

Total changes in the term	0	0	0	44,018	11,170	55,188	237	1,932	57,355

Balance at end of period	276,618	502,169	69,152	3,204,457	(50,601)	4,001,813	24,771	1,932	4,028,525

Note:
     U.S.$1=Yen 118 , for convenience only.

TDK Corporation Consolidated FY March 2007(U.S. GAAP)
II-4) Management Changes
1.	Directors (new appointments and resignations)
     Director Candidate
          Minoru Takahashi
               General Manager of the Technology Group and
               General Manager of the Materials & Process Development Center
Retiring Director
          Takeshi Nomura
               General Manager of the Ferrite & Magnet Products Business Group
2.	Corporate Auditors (new appointments and resignations)
     Corporate Auditor Candidates
          Noboru Hara
               General Manager of the General Affairs Department
          Yukio Yanase*
               Director and Deputy President, Responsible for Overseas Activities,
               Alternative Investment & Development, Headquarters, Office of the President, ORIX Corporation
               * Outside corporate auditor
     Retiring Corporate Auditors
          Takuma Otsuka
     Kazutaka Kubota*
          * Outside corporate auditor